Mail Stop 4561

March 19, 2008

Mr. Kenton K. Adler
Chief Executive Office
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, CA 92704

> **Re: TTM Technologies, Inc.**
> **Amendment No. 1 to Form S-3**
> **Filed March 13, 2008**
> **File No. 333-148687**

Dear Mr. Adler:

        We have reviewed your response to our letter dated February 15, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-3

Legal Opinion, Exhibit 5.1

1.   We note the Form of Indenture is governed by the laws of the State of New York. However, the legal opinion is limited to the federal laws of the United States and the laws of the states of Arizona and Delaware. In light of Section 11.10 of the Indenture, the binding obligation conclusion is a matter of New York law, and the law of New York may not be excluded from the scope of the opinion. Additionally, the warrants are obligations of the company. Please provide a binding obligation opinion that is applicable to the warrants.

2.   We note the disclosure on pages four through five of the legal opinion disclaiming, among other things, any obligation to update or supplement the opinion. Please revise this disclaimer so that it is consistent with your obligation to file updated legal opinions at the time of each takedown.

3.   We also note that the opinion contains a variety of assumptions to which we have no objections at this time. However, in connection with future takedowns, updated opinions should be filed that eliminate the assumptions relating to the future actions of the board of directors, the specific terms of the securities, and the like.

*****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In view of the fact that we have further comments, please confirm in writing that you have withdrawn your prior request for acceleration of the effective date of the registration statement. To facilitate the processing of your filing we suggest that you submit another request for acceleration only after receiving oral assurances that we have no further comments.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (602) 445-8615
        Michael L. Kaplan, Esq.
        Greenberg Traurig, LLP